October 8, 2024

M. Sean Radcliffe
Corporate Secretary
R1 RCM Inc.
433 W. Ascension Way, Suite 200
Murray, UT 84123

       Re: R1 RCM Inc.
           Schedule 13E-3/A filed October 1, 2024
           File No. 005-93697
           Revised Preliminary Proxy Statement on Schedule 14A filed October 1, 2024
           File No. 001-41428
Dear M. Sean Radcliffe:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in the preliminary proxy statement, as revised, unless otherwise indicated.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed
October 1, 2024
General

1. We note your response to prior comment 1 in our letter dated September 25, 2024 and are unable to agree that Mr. Flanagan is not an affiliate and is not engaged in the Rule
       13e-3 transaction. We note that Mr. Flanagan is a director of the Company who will serve as the Chief Executive Officer of the Surviving Corporation. Additionally, Mr.
       Flanagan assisted TA-CD&R in its diligence of the Company and negotiated the Offer
       Letter and the Consulting Agreement in his personal capacity. Please revise the
       Transaction Statement to include Mr. Flanagan as a filing person and provide the information requested in prior comment 1.
 October 8, 2024
Page 2
Reasons for the Merger; Recommendation of the Special Committee and the Board, page 49

2. We reissue in part prior comment 10 in our letter dated September 25, 2024. Please describe the basis upon which the Special Committee determined that the holders of
       Common Stock (other than the holders of the Excluded Shares) are "situated substantially similarly to the Company's 'unaffiliated security holders,' as such term is defined under Rule 13e-3 under the Exchange Act."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at 202-551-3619.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions